Exhibit 21


SUBSIDIARIES
- ------------

Advance Health Management Corporation, a Delaware corporation

Advance Health Heart Practices, Inc., a Delaware corporation

Advance Health Med-E-Systems Corporation, a Delaware corporation

Uptown Physician Management, Inc., a Delaware corporation

Physicians Capital Corporation, a Delaware corporation

Diamond Physician Management, Inc., a Delaware corporation

Cardiology First Management, Inc., a Delaware corporation

PCC Leasing, Inc., a Delaware corporation